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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                              CARVER BANCORP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   146875 10 9
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                                 (CUSIP Number)

                              MARK L. JOHNSON, ESQ.
                             FOLEY, HOAG & ELIOT LLP
                             ONE POST OFFICE SQUARE
                           BOSTON, MASSACHUSETTS 02109
                                 (617) 832-1134
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  MARCH 19, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                              (Page 1 of 11 Pages)

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SCHEDULE 13D

CUSIP NO. 146875 10 9                                         Page 2 of 11 Pages

1    NAME OF REPORTING PERSON:                          BBC Capital Market, Inc.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:         04-3072694

2    CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP:                                        (a)   /  /
                                                        (b)   /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS                                     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):         /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION:              Massachusetts

NUMBER OF         7 SOLE VOTING POWER:                  170,700
SHARES
BENEFICIALLY      8 SHARED VOTING POWER:
OWNED BY
EACH              9 SOLE DISPOSITIVE POWER:             170,700
REPORTING
PERSON WITH      10 SHARED DISPOSITIVE POWER:

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                             170,700

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES:                  /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                       7.38%

14   TYPE OF REPORTING PERSON:                          CO




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SCHEDULE 13D

CUSIP NO. 146875 10 9                                         Page 3 of 11 Pages

1    NAME OF REPORTING PERSON:                       The Boston Bank of Commerce

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:      04-2764211

2    CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP:                                     (a)   /  /
                                                     (b)   /  /

3    SEC USE ONLY

4    SOURCE OF FUNDS                                 WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):      /  /

6    CITIZENSHIP OR PLACE OF ORGANIZATION:           Massachusetts

NUMBER OF        7 SOLE VOTING POWER:                170,700
SHARES
BENEFICIALLY     8 SHARED VOTING POWER:
OWNED BY
EACH             9 SOLE DISPOSITIVE POWER:           170,700
REPORTING
PERSON WITH     10 SHARED DISPOSITIVE POWER:

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                          170,700

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES:               /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                    7.38%

14   TYPE OF REPORTING PERSON:                       BK



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                                                              Page 4 of 11 Pages

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.01 per share, of Carver Bancorp, Inc. This Amendment No. 1 supplementally amends the initial statement on Schedule 13D dated March 18, 1999 filed by BBC Capital Market, Inc. and The Boston Bank of Commerce (the "Initial Statement"). Capitalized terms used but not defined below shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

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                                                              Page 5 of 11 Pages

Item 3.     Source and Amount of Funds or Other Consideration.

            BBOC has paid approximately $1,441,672 to purchase the shares of Common Stock covered by the Initial Statement, as amended hereby. BBOC used funds from its operations, and from no other source, for these purchases. BBOC has contributed all of the shares of Common Stock covered by the Initial Statement, as amended hereby, to BBC Capital.

Item 4.     Purpose of the Transaction.

            By acquiring shares of Common Stock, BBOC and BBC Capital seek to strengthen two important African-American financial institutions, Carver Federal Savings Bank and BBOC. African-American financial institutions are an important cornerstone for economic development in urban markets. Enhancing the capability of these institutions to deliver products and services to their constituent communities is a requisite component for their continued success into the twenty-first century.

            Recent Carver press releases citing $10 million of non-performing loans and a $500,000 increase in deposit insurance premiums have signaled a substantial decline in Carver's safety and soundness. Carver's high levels of overhead costs, non-earning assets and loan loss provisions have resulted in poor earnings. With recent management terminations, Carver's board of directors has implicitly acknowledged that its management lacked the skills necessary to cope with the complexities of its financial and operational challenges.

            Carver's current situation parallels BBOC's past. Three years ago, BBOC's new management team faced a cease and desist regulatory order, poor asset quality, high overhead costs, and a $3.6 million operating loss. This management team has been responsible for bringing BBOC into a strong and stable condition. Management has achieved a fourfold increase in capital, a 79% increase in assets and a $4.3 million improvement in earnings, all while maintaining an outstanding CRA rating. As the only African-American owned bank in New England, BBOC has become a model for community development.

            In a letter dated March 1, 1999 (a copy of which is included as Exhibit 1 to the Initial Statement), BBOC proposed that Carver consider a transaction in which all of the outstanding capital stock of BBOC would be converted into Common Stock. BBOC and Carver Federal Savings Bank each would continue to exist, operating under Carver. The current management of BBOC would become the principal executive officers of Carver and its subsidiaries. BBOC and BBC Capital believe that this transaction would resolve the management and operating challenges that currently face Carver. The benefits to Carver and its shareholders would include:

            --  an experienced chief executive officer and management team,

            --  an increase of $106 million (25%) in total assets,
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                                                              Page 6 of 11 Pages

            --  an increase of more than $1 million in earnings,

            --  an increase of $9 million in capital,

            --  an improved market valuation and perception, and

            --  an entrance into a new banking market.

            The combination of Carver and BBOC would create the nation's first and only interstate African-American financial institution, one that is well positioned to offer enhanced products and services to African-American communities in both New York and Boston. The resulting entity would be a leader for community development and social and political empowerment of African-Americans.

            In a letter dated March 9, 1999 from Carver to BBOC, Carver indicated that its board of directors had rejected the proposed transaction, preferring instead to focus only on the hiring of a new chief executive officer. BBOC and BBC Capital believe a narrow focus on the hiring of a single officer is not in the best interests of the shareholders of Carver. BBOC intends to advocate for the proposed transaction.

            In a letter dated March 22, 1999 from BBOC to Carver, BBOC indicated that it would seek to have Cohee and Williams elected as directors of Carver at Carver's 1999 annual meeting of stockholders. BBOC currently is considering the submission of a revised proposal to Carver.

            BBOC has applied for regulatory approvals necessary for BBC Capital to continue to hold the shares of Common Stock covered by the Initial Statement, as amended hereby. BBOC and BBC Capital currently do not intend to seek to acquire additional shares of Common Stock. In the event their intent changes in the future, BBOC and BBC Capital would be required to obtain further regulatory approvals before their holdings could exceed 9.9% of the outstanding Common Stock. In addition, provisions of Carver's charter purport to limit the extent to which a person may acquire or vote holdings in excess of 10% of the Common Stock.

Item 5.     Interest in Securities of the Issuer.

            The information contained in Item 4 of this Amendment No.1 is incorporated herein by reference.

            BBC Capital is the record holder of 170,700 shares of Common Stock, representing approximately 7.38% of the outstanding Common Stock. Those shares may be deemed to be beneficially owned by BBC Capital and BBOC, as the result of BBOC's ownership of all of the outstanding stock of BBC Capital.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The information contained in Item 4 of this Amendment No. 1 is incorporated herein by reference. Except as described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Filing Persons, or between either of the Filing Persons and any other person, with respect to any securities of Carver.


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                                                              Page 7 of 11 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No.1 is true, complete and correct.


March 29, 1999               BBC CAPITAL MARKET, INC.



                             By: /s/ Kevin Cohee
                                 -----------------------------------------------
                                 Kevin Cohee
                                 President


                             THE BOSTON BANK OF COMMERCE



                             By: /s/ Kevin Cohee
                                 -----------------------------------------------
                                 Kevin Cohee
                                 Chairman, President and Chief Executive Officer